April 26, 2019

Jessica VerSteeg Lavrov
President
ParagonCoin Limited
6 Bayside Road
1st Floor - Unit 1.02
Gibraltar, Gibraltar GX11 1AA

       Re: ParagonCoin Limited
           Form 10-12G
           Filed March 29, 2019
           File No. 000-56040

Dear Ms. VerSteeg Lavrov:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10 filed March 29, 2019

General

1. We note that your website provides a copy of your white paper that appears to be out of date, particularly regarding the token crowdsale. We also note that your website and the white paper discuss ParagonSpace, but do not mention the fact that you have determined not to pursue this aspect of your initial business plan. Please revise your website to clarify that the available white paper is out-of-date and does not reflect your current business or provide an updated version. Your website should reflect current information.
2.    Please address the following with respect to your initial coin offering:

          Tell us the rights conveyed to the token holders and the obligations imposed on the company at the time of your originial ICO. For example, clarify if the issuance of
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Comapany NameParagonCoin Limited
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             tokens obligated the company to develop the track and trace computer software or any other application or provide token holders with refusal rights;
and

             Explain to us whether the token holders were conveyed any rights specific to software under development by purchasing a token (e.g., royalties, discounts, licenses, etc.).
3. As it relates to your decision to no longer pursue the cannabis co-working space aspect of your initial business plan, please provide us with your consideration of the applicability of
         ASC 205-20 (Presentation of Financial Statements - Discontinued Operations) and held for sale classification of the building in accordance with ASC 360-10-45-9.
Item 1. Business.
Overview, page 5

4. We note that you reference ParagonCoin, Paragon and ParagonSpaces as being "affiliated entities." Please expand your disclosure to clarify the affiliation between these entities.
Creation of PRG Tokens
What was the result?, page 6

5. Please revise your disclosure to highlight that, currently, there are no registered or approved third-party exchanges or other platforms that support the trading or transfer of
         PRG tokens on the secondary market. Additionally, please state that a public trading market for the PRG tokens may never develop.
6. We note your disclosure that there are features that allow the number of PRG tokens available for circulation to be reduced, and that only 146,023,491 out of 200,000,000 can be issued. Please provide a breakdown of all of the tokens that were reduced, explaining the specific features that were utilized and how many tokens were reduced pursuant to each feature. Please also explain the rate at which the tokens will continue to be reduced.
Use of Tokens
Track and Trace Computer Software, page 6

7. Please significantly revise this section of your Form 10 to provide additional detail about your primary business, including a complete description of your blockchain and the
         Ethereum platform upon which your tokens are based, how the tokens will interact with it and how transactions on the blockchain are validated. Please also expand your disclosure around the table presented on page 7 to explain in more detail how the PRG "equivalent"
         of fiat currency will be determined, how users will be notified of changes in these prices and who receives the payment (e.g., the validators, Paragon or both) and in what amount or percentage.
8. We note that users must use tokens to take action on your software (i.e., use tokens to pay
         "gas"). Please explain how the smart contract's prohibition of the creation or issuance of
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         additional tokens and the embedded formula that reduces the number of tokens over time will work with the software. Your response should address the fact that users cannot currently obtain more tokens or clarify how you intend for users to obtain additional tokens. If a user has a finite amount of tokens, please tell us how you will continue to expand and develop your platform, as well as whether you intend to expand your user base beyond those that purchased in the crowdsale.
9. We note your disclosure on page 7 that some parts of the program have already been completed. Please revise to clarify which parts have been completed, and explain whether people are currently using the completed aspects of the software.
10. We note that you maintain, or intend to maintain, a ledger for the seed-to-sale operations.
         Please also tell us whether you maintain a ledger for the ownership of the PRG tokens.
         Please expand your disclosure to describe the following:

             Who is responsible for updating the ledger(s) to reflect transactions in PRG tokens;

             How holders to PRG tokens may ascertain their current balance and the status of any transfers; and

             How transfers and other changes in holdings are communicated to holders of PRG tokens.

         Please also clarify if the internal ledger will also be used to ensure that transfers are being conducted in compliance with the federal securities laws.
Cannabis Co-Working Space, page 7

11. Please revise to indicate whether the property has been sold or when you expect the sale to be completed. Please revise to disclose whether you anticipate any proceeds from the sale and explain your expected uses of such proceeds, if any. Please also revise your disclosure on page 12 to reflect the current status of the co-working space. In addition, please address the following:

             Tell us when the decision was made to discontinue pursuing this aspect of your initial business plan;

             Clarify whether the change in focus required approval from anyone other than management and the Board of Directors, specifically, the PRG token holders;

             If approval from the token holders was required, tell us whether they agreed and how their approval was obtained;
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             Explain how the original rights conveyed to the token holders and obligations imposed on the company were altered by the change in your business; and

             Tell us what interests, if any, current holders have in your blockchain technology.
12. Noting your disclosure on page 14 that revenue for 2018 was primarily represented by income from the co-working space, please explain what will be the company's sources of revenue after the sale of the property.
Government Regulation, page 9

13. Please expand your disclosure in this section to discuss the federal, state and local regulations that are applicable to your cannabis business. In your revisions, please specifically address each of the "operational modules" in your track and trace program, including the Paragon Wallet, B2B Paragon Marketplace, Paragon Management, Paragon
         Distribution, Paragon Cultivation, Paragon Laboratory, Paragon Manufacturing and
         Paragon Retail. Please also discuss the Gibraltar regulations regarding Know Your
         Customer/Anti Money Laundering Procedures, or explain why they are not relevant to you. Finally, please discuss whether you have or plan to register as a money transmitter or money services business.
Item 1A. Risk Factors., page 11

14. Please revise to state that you are a Smaller Reporting Company rather than a Small
         Business.
Item 2. Financial Information
Overview, page 12

15. We note your disclosure in the last sentence of the second paragraph that you expect to continue to incur losses associated with the development of the software. Please revise this discussion to also address the impact of the refund offering and the civil fine.
16. Please revise your disclosure in the third paragraph to disclose the due dates and the remaining payment amounts of the civil fine.
Liquidity and Capital Resource
Financial Condition and Management's Plans, page 16

17. We note your discussion of management's actions taken in an effort to secure funding by sale of the ParagonSpaces building and generating revenue stream by continuing and finishing development of your computer software. We also note your disclosure around the various operational modules with expected completion dates on pages 15 and 16.
         Lastly, we note that the company is evaluating raising additional capital and implementing expense reductions. Please revise your disclosure to address the following:
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             Provide a timeline of the expected closing for the sale of the ParagonSpaces building and quantify the expected net proceeds to be received by the company at the time of sale;

             Provide more detailed disclosure around the costs expected to be incurred in order to reach each of the expected module completion dates on time, and when you expect to begin generating revenues from the computer software;

             Provide a detailed description of the expected demands for cash over the 12 months following the most recent balance sheet date presented in your filing, along with how your expected sources of cash will meet those demands; and

             To the extent that there are any additional available sources for raising capital or plans to implement expense reductions, provide clear disclosure, and quantify the impact, of those plans on your expected cash sources and demands.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
PRG Tokens, page 19

18. We note that your beneficial ownership disclosure is as of June 30, 2018. Please revise your disclosure throughout this section to include the information required by Item 403 of
         Regulation S-K as of the most recent practicable date. Please make similar changes to your disclosure in "Item 11. Description of Registrant's Securities to be Registered."
Item 6. Executive Compensation
Summary Compensation Table, page 22

19. Please revise to fill in the table to reflect the compensation earned by each of the named executive officers for the relevant periods. You may continue to note in the footnotes amounts that have been accrued and unpaid. Refer to Item 402(n) of Regulation S-K.
Stock Option Plan [or Equivalent for PRG Tokens] and other Employee Benefit Plans, page 22

20. We note that you have "[i]nformally" reserved PRG tokens for issuance under Employee
         Benefit Plans. Please clarify what is meant by "informally" and what your plans are with respect to implementing an Employee Benefit Plan that will issue tokens.
Item 8. Legal Proceedings, page 23

21. Please revise your disclosure in this section and in your Business section to discuss in detail the enforcement action and the reasons for filing this registration statement. Please revise to describe the terms of the refund offer in more detail, including the company's plans for addressing any shortfalls in its available cash and the effect of a shortfall on
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         token holders seeking a refund. In addition, clarify how holders who subsequently transferred the tokens at a loss will be made whole. In addition, please address the rights of any holders of PRG tokens that affirmatively reject or fail to accept the refund offer.
         Please also discuss whether you have performed any analysis regarding the potential payout to claimants and disclose the maximum amount payable. Please make any corresponding changes to your disclosure in Note 11.
Item 10. Recent Sales of Unregistered Securities, page 24

22. We note that the company offered and sold PRG tokens in a Crowdsale as well as through a Pre-Crowdsale and Simple Agreement for Future Tokens ("SAFT") Agreements.
         However, we do not see disclosure elsewhere in the filing explaining the terms of the Pre-
         Crowdsale or SAFT. Please revise to disclose the terms of those offerings and provide us with your accounting treatment and analysis for the respective agreements.
Item 11. Description of Registrant's Securities to be Registered, page 25

23. Please significantly revise this section of your Form 10 to discuss the rights associated with the PRG tokens in more detail. Your disclosure should include, but not be limited to, the following information about the tokens:

             Clarify the role, benefits and usability of the tokens;

             Discuss the rights upon the company's liquidation, sale, merger or similar fundamental transaction;

             Clarify the value, profit or similar incentive to which holders would be entitled;

             Confirm that the PRG tokens may be divided into fractions of a token, and explain whether there are any limits on their division;

             Provide additional detail regarding the "technical specifications outlined in the White
             Paper" that were programmed into the smart contract and the "ERC-20" standard upon which the tokens were created including a brief summary of the material standards applied to the PRG tokens; and

             Clarify whether the smart contract is subject to change and, if so, by whom.


Item 12. Indemnification of Directors and Officers, page 25

24. Please revise the second paragraph to include indemnification for liabilities arising under the Exchange Act.
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Voting Rights of PRG Tokens, page 25

25. We note your disclosure that PRG token holders have no legal voting rights. However, we note that the last paragraph on page 19 describes voting power with respect to the PRG tokens. Please revise to resolve this discrepancy.
Exhibits, page 27

26. We note that you have only filed a Certificate of Incorporation for ParagonCoin Limited.
         Please file any other articles or bylaws, or confirm that there are none.
27. Please file the PRG Tokens Notice and Claim Form as an exhibit to the registration statement.
28. To the extent that the smart contract defines the rights of the PRG token holders, please file the form of smart contract, or a written summary as an exhibit to the registration statement. Refer to Item 601 of Regulation S-K for guidance.
29. We note that Exhibits 4.1 and 4.2 both contain exclusive forum provisions in Section 19.
         Please revise your disclosure to clarify whether the provisions are intended to apply to claims under the federal securities laws.
30. Please refer to Exhibits 4.1 and 4.2 and Sections 15, 16 and 17 therein, which address disclaimers, limitations of liability and releases, respectively. Please clarify that none of these provisions constitute waivers of any right under the federal securities laws or advise.
31. We note that Exhibits 4.1 and 4.2 each include mandatory arbitration provisions, waiver of trial by jury provisions and provisions limiting the ability to bring class action suits. Please revise your disclosure to:

             Describe each such provision in more detail, including how each such provision will impact your investors;

             Disclose whether you intend for arbitration to be the exclusive means for resolving disputes, including any circumstances under which you may elect not to use arbitration;

             Describe any questions as to enforceability under federal and state law;

             Clarify whether these provisions apply to claims under the federal securities laws;

             Clarify whether these provisions will apply to secondary purchasers; and
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             To the extent these provisions apply to federal securities law claims, please revise the disclosure to state that by agreeing to each such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.
Item 15. Financial Statements and Exhibits
Combined Statements of Operations, page F-4

32. We note that the 2017 period presented does not reflect the full 12 months in 2017, rather only includes the period from April 26, 2017 (inception) through December 31, 2017.
         Please revise the 2017 column header accordingly.
Notes to Combined Financial Statements
Note 1: Nature of Operations, page F-7

33. We note that your financial statements have been presented on a combined basis consisting of ParagonCoin Limited, Paragon Coin, Inc. and ParagonSpaces LLC
         (collectively, the "Entities") due to its common ownership, management and integrated operations. However, the financial statements and registration statement are labeled as belonging to ParagonCoin Limited. Please address the following:

             Explain your basis for presenting combined financial statements and direct us to the authoritative guidance you used to support your accounting and presentation;

             Clarify whether any of the Entities have a direct equity interest in each other;

             Provide clear disclosure about how the Entities are managed together, including shared resources, employees, cash management and whether there are any legal restrictions on cash transfers between those Entities. For example, tell us whether cash held by ParagonSpaces may be used to satisfy liabilities of ParagonCoin Limited or Paragon Coin, Inc., and vice versa; and

             Tell us whether any of the Entities are considered to be variable interest entities due to arrangements between each other. Refer to ASC 810-10 and provide us with your accounting analysis.
Note 5: Digital Assets - Cryptocurrencies, page F-11

34. We note your tabular rollforward disclosing the activities of your cryptocurrency assets through December 31, 2017 and 2018. Please revise your table to provide separate rollforward information for each cryptocurrency (e.g., Ether, Bitcoin, etc.) held for each period presented.
35. We note that you recognized a realized gain on cryptocurrency holdings of $4,336,187
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         during 2017, which increased the balance of the asset on your combined balance sheet at
         December 31, 2017. We also note your accounting policy disclosure on page F-9 that cryptocurrencies are recorded at the lower of cost or fair value and that you realize gains upon sale of transfer of cryptocurrencies. Please explain to us why the realized gain during 2017 caused an increase to your cryptocurrency asset balance if it relates to the sale or transfer of such cryptocurrencies.
Note 6: PRG Token Obligation, page F-12

36. We note your disclosure stating that the PRG tokens, when sold, represent an obligation of the company and that you account for such obligation as akin to a debt security in
         accordance with ASC 320 Investments   Debt and Equity Securities. ASC
320 applies to
         investments in debt securities and not to financial liabilities. Given that you have concluded that the sale of PRG tokens creates an obligation for the company to the token holders, please provide us with your alternative accounting analysis that identifies and supports the nature of the liability you recognized (e.g., derivative liability, financial liability, contract liability, other nonfinancial liability) with citation to the accounting literature that governs its measurement and recognition. Tell us how you considered the following in your analysis:

             Clarify for us how you considered the fact that token holders can present PRG tokens for settlement in cash as a result of your Settlement Agreement;

             Tell us your consideration of whether token holders are customers under ASC 606-10-
             15 and whether a contract exists in accordance with ASC
606-10-25-1;

             If you do not believe token holders are customers, tell us your consideration of whether the sale of tokens to non-customers should be evaluated under ASC 610-20
             Gains and Losses from the Derecognition of Nonfinancial Assets;
and

             If you believe that the sale of the tokens is within the scope of ASC 606-10 or ASC
             610-20, explain how you considered constraining estimates of variable consideration
             (e.g., given your obligation to refund token purchases).


37. We also note that you indicated that the Project represents a "funded software arrangement." Please clarify whether you are evaluating the costs to fulfill the PRG
         Token Obligation as a "funded software arrangement" in accordance with ASC 985-20
         Software - Costs of Software to be Sold, Leased, or Marketed. Please address the following with respect to your accounting:

             Provide us with your accounting analysis explaining in detail, with reference to authoritative literature governing "funded software arrangements," including how you
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             contemplated whether your arrangements are in the scope of ASC 985-20 and whether you have achieved technological feasibility;

             Given your conclusion that the PRG tokens represent an obligation of the company at the time of issuance, explain to us why you also believe they represent a funded software arrangement;

             Clarify whether the payments made on software development for performance obligations of $129,695 and $748,237 during 2017 and 2018, respectively, represent payments for assets where technological feasibility has already been established;

             Clarify for us whether you have concluded that you have achieved technological feasibility with respect to all software projects funded by token holders or whether you believe you have only achieved technological feasibility with respect to certain aspects or modules of your software projects. Revise to disclose the aspects or modules of your software projects where technological feasibility has been established;

             Explain to us whether your token agreement obligates you to create a software technology platform. If so, clarify for us how the obligation to create a platform is impacted by redemption of tokens for cash; and

             Tell us what other authoritative literature, if any, you considered in your accounting analysis.
38. To the extent you have determined that you have not achieved technological feasibility with respect to some of the software projects funded by token holders, explain to us how you have also considered the guidance in ASC Topic 730-10 Research and Development regarding whether you have incurred research and development costs that should be charged to expense when incurred. Explain also how you considered ASC 730-20
         Research and Development Arrangements, including whether or not the Company has an obligation to repay the PRG token holders.
39. We note from your disclosure on pages 14 and F-3 that you incurred $2,040,880 for the cost of the PRG offering, which was primarily marketing and commissions on sales. We also note that you determined that the sale of PRG Tokens (i.e., the Token
         Crowdsale) was akin to debt securities in accordance with ASC 320, as discussed on page
         F-14. Please tell us whether you considered the $2,040,880 cost of the PRG offering could be viewed as debt issuance costs. Refer to ASC
835-30 and provide
         us with your accounting analysis.
40. We note from your disclosure on page F-13 that you issued 3,603,522 PRG tokens to advisors in the Token Crowdsale. Please address the following:
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             Explain your accounting treatment for this transaction. In this regard, tell us where this transaction is reported in your combined financial statements (i.e., combined balance sheets, statements of operations, and statements of cash flows). It might also be helpful to provide us with illustrative journal entries;

             Revise Note 3 (Summary or Significant Accounting Policies) and your critical accounting policies and estimates discussion in MD&A (pages 17 and 18) to disclose your accounting policy for PRG tokens issued to vendors and cite the authoritative guidance your used to support your accounting treatment (i.e., initial recognition, measurement and remeasurement, as applicable); and

             Clarify whether you believe PRG tokens issued to vendors should be accounted for as a funded software arrangement and explain the basis for your conclusion.
41. We note your disclosure that you have reserved "10,000,000 PRG tokens held in a community controlled reserve to be used for the best startup ideas as voted by the PRG community." Please define a "community controlled reserve." Tell us who controls it, how and where the tokens are currently being held. Please describe the voting process. In addition, please tell us how any transfers conducted under this program will conducted in compliance with the federal securities laws.
42. The amounts listed in the coin activity table do not appear to match the amounts you have disclosed elsewhere in the filing. On page 24, you state that you issued 3,830,345 PRG tokens to non-U.S. consultants and advisors, but only disclose 3,603,522 on the table. You also do not include in the table the 353,628 tokens that you say you issued in connection with promotional codes and referrals. In addition, on page 6, you state that you do not have more than 146,023,491 PRG tokens that can be issued, but state in the table that
         Paragon Group holds 146,023,828 tokens. Please advise.
Note 8: Deficiency in Owner's Equity, page F-16

43.      Please revise to define the term "our founder".
Note 11: Contingencies
SEC Enforcement Action and Settlement, page F-17

44. We note the terms of your settlement agreement, specifically the requirements to provide potential claimants a refund of the amount of consideration paid for PRG tokens, plus interest, less the amount of any income received thereon. Please revise to clarify the form of consideration (e.g., cash), if any, that will be repaid.
45. We note your disclosure that upon receipt of the cryptocurrencies that you recorded a liability (i.e., PRG Performance Obligation) for approximately $12.1 million. We also note that the obligation was later reduced by $129,695 and $748,237 during 2017 and
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         2018, respectively, as a result or your accounting treatment as a funded software arrangement. Please expand your disclosure to clarify that the potential liability related to the refund offer, if any, could exceed the token obligation reported in your combined balance sheets.
46. We note that you are unable to reasonably estimate the amount of interest that will be paid and that you have not recorded a related liability in the accompanying combined financial statements, however your disclosure does not address any reasonably possible losses in excess of amounts accrued, if any. Please expand your disclosure to provide an estimate of the reasonably possible losses or range of loss in excess of amount accrued or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4(b).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Hugh West,
Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell, Staff Attorney, at (202)
551-3454 or Erin E. Martin, Legal Branch Chief, at (202) 551-3391 with any other questions.



FirstName LastNameJessica VerSteeg Lavrov                      Sincerely,
Comapany NameParagonCoin Limited
                                                               Division of
Corporation Finance
April 26, 2019 Page 12                                         Office of
Financial Services
FirstName LastName